EXHIBIT 99.1

Foremost Clean Energy Commences 2026 Winter Diamond Drill Program at Hatchet Lake Uranium Project

VANCOUVER, British Columbia, March 02, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company") is pleased to announce the commencement of its planned ~5,000-metre winter diamond drill program at the Company’s Hatchet Lake Uranium Project (“Hatchet Lake”), located in the eastern Athabasca Basin region of northern Saskatchewan (see Figure 1). Drilling is currently underway at the Tuning Fork target area (see Figure 2) following up Company’s 2025 uranium discovery in drill hole TF-25-16, which intersected 0.87% U₃O₈ over 0.45 metres within a broader 6.2-metre interval averaging 0.10% U₃O₈ at the Athabasca unconformity (see news release October 29, 2025). As previously announced on February 9, 2026, the program is designed to test along-strike and down-dip continuity of mineralization, refine structural controls on uranium emplacement, and evaluate additional high-priority targets across Hatchet Lake South and Hatchet Lake North.

Jason Barnard, Foremost’s President and CEO commented: “We are pleased to confirm that drilling is now underway at Hatchet Lake as we advance the Tuning Fork discovery. This program is designed to build on the 2025 results by systematically testing continuity of mineralization at the Athabasca unconformity and refining the structural and alteration framework controlling uranium mineralization. With multiple drill-ready targets defined across the property, we look forward to executing a focused and results-driven winter campaign.”

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Hatchet Lake North
Hatchet Lake South
RICHARDSON TREND
LAROCQUE CORRIDOR
Hurricane
Larocque
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Murphy Lake
TUNING FORK
Turkey Lake
FOREMOST CLEAN ENERGY
Hatchet Lake Project
Foremost Clean Energy Property
Uranium Mine
Uranium Mill
Past Producing Mine
Uranium Occurence
Wollaston-Mudjatik Boundary
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McClean Lake
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Dawn Lake
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Torwalt Lake
Eagle Point
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Figure 1. Hatchet Lake Project – Regional Map

FOREMOST CLEAN ENERGY
Hatchet Lake Property
2026 Target Areas
(TMI)
Foremost Property
2025 Drillhole
Historic Drillhole
VTEM Conductor Axis
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Richardson SE
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0.10% U3O8 over 6.2m

Figure 2. Hatchet Lake Project – 2026 DDH Target Areas

2026 Winter Drill Program Overview.

Hatchet Lake is comprised of two claim blocks containing conductive corridors and structurally complex zones prospective for unconformity-related uranium mineralization. Drill targets were prioritized using Denison Mines Corp.’s (“Denison”, (NYSE American: DNN, TSX: DML) historical drilling and geophysical datasets refined through Foremost’s updated interpretation and conductor modelling to tighten target geometry ahead of drilling.

Tuning Fork Target Area – Hatchet Lake South

Initial drilling will focus within the Tuning Fork target area (see Figure 2), where the Company made its 2025 discovery within a previously untested 600-metre gap between historic drill holes.

The current phase of drilling is designed to:

  Test along-strike and down-dip continuity of mineralization;
  Refine structural controls associated with uranium mineralization at the Athabasca unconformity; and
  Test a recently identified EM conductor to the west of the 2025 uranium discovery

Additional Target Areas

Subject to progress at Tuning Fork, the program is expected to test additional drill-ready targets at both Hatchet Lake South and Hatchet Lake North.

At Hatchet Lake South, the Beta Grid (see Figure 2) represents a structurally controlled target characterized by interpreted displacement of the Athabasca unconformity associated with a conductive corridor. Structural disruption of this nature is widely recognized as a key control on uranium mineralization within the Athabasca Basin.

At Hatchet Lake North, the Richardson SE target (see Figure 2) encompasses more than five kilometres of untested electromagnetic conductor strike length along the Basin margin. Recent ground gravity survey results are being integrated with existing datasets to refine drill targeting, with a focus on identifying zones of structural complexity and hydrothermal alteration.

Foremost believes that the combination of a confirmed unconformity-hosted uranium discovery at Tuning Fork and multiple additional structurally controlled targets positions Hatchet Lake as a compelling project for further uranium discoveries within the eastern Athabasca Basin.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
FMST@redchip.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Photos accompanying this announcement are available at:

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